SCHEDULE 14A
                    Proxy Statement Pursuant to Section 14(a)
            of the Securities Exchange Act of 1934 (Amendment No. 1)

Filed by the Registrant                     [ ]

Filed by a Party other than the Registrant  [x]

Check the appropriate box:

[X]  Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[ ]  Definitive Proxy Statement
[ ]  Definitive Additional Materials
[ ]  Soliciting Material Pursuant to ss. 240.14a-12

                                   Yahoo! Inc.
                (Name of Registrant as Specified In Its Charter)


                                  Carl C. Icahn
                                Lucian A. Bebchuk
                              Frank J. Biondi, Jr.
                                 John H. Chapple
                                   Mark Cuban
                                    Adam Dell
                                Keith A. Meister
                                 Edward H. Meyer
                                 Brian S. Posner
                                Icahn Partners LP
                          Icahn Partners Master Fund LP
                        Icahn Partners Master Fund II LP
                        Icahn Partners Master Fund III LP
                         High River Limited Partnership
                             Hopper Investments LLC
                                 Barberry Corp.
                                Icahn Onshore LP
                                Icahn Offshore LP
                               Icahn Capital L.P.
                                   IPH GP LLC
                         Icahn Enterprises Holdings L.P.
                           Icahn Enterprises G.P. Inc.
                                  Beckton Corp.
                               Vincent J. Intrieri
                                 David Schechter
                                    Mayu Sris
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)


Payment of Filing Fee (check the appropriate box):

[X] No fee required.

[ ] Fee computed on table below per Exchange Act Rule 14a-6(i)(4) and 0-11.

    1) Title of each class of securities to which transaction applies:

    2) Aggregate number of securities to which transaction applies:

    3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

    4) Proposed maximum aggregate value of transaction:

    5) Total fee paid:

[ ] Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange  Act Rule
    0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    1) Amount Previously Paid:

    2) Form, Schedule or Registration Statement No.:

    3) Filing Party:

    4) Date Filed:

                                PRELIMINARY PROXY


                       2008 ANNUAL MEETING OF STOCKHOLDERS
                                       OF
                                   YAHOO! INC.

                               -------------------
                                 PROXY STATEMENT
                               [PRELIMINARY COPY]

                                       OF


                                  CARL C. ICAHN
                                LUCIAN A. BEBCHUK
                              FRANK J. BIONDI, JR.
                                 JOHN H. CHAPPLE
                                   MARK CUBAN
                                    ADAM DELL
                                KEITH A. MEISTER
                                 EDWARD H. MEYER
                                 BRIAN S. POSNER
                                ICAHN PARTNERS LP
                          ICAHN PARTNERS MASTER FUND LP
                        ICAHN PARTNERS MASTER FUND II LP
                        ICAHN PARTNERS MASTER FUND III LP
                         HIGH RIVER LIMITED PARTNERSHIP
                             HOPPER INVESTMENTS LLC
                                 BARBERRY CORP.
                                ICAHN ONSHORE LP
                                ICAHN OFFSHORE LP
                               ICAHN CAPITAL L.P.
                                   IPH GP LLC
                         ICAHN ENTERPRISES HOLDINGS L.P.
                           ICAHN ENTERPRISES G.P. INC.
                                  BECKTON CORP.
                               VINCENT J. INTRIERI
                                 DAVID SCHECHTER
                                    MAYU SRIS
                               -------------------


To Our Fellow Yahoo Stockholders:

     This  Proxy  Statement  and the  accompanying  GOLD  proxy  card are  being


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


furnished to stockholders ("Stockholders") of Yahoo! Inc. ("Yahoo") in connection with the solicitation of proxies by Carl C. Icahn and certain of his affiliates and associates, to be used at the 2008 Annual Meeting (the "Annual Meeting") of Stockholders of Yahoo which is scheduled to be held at 10:00 a.m., local time, on August 1, 2008, at The Fairmont San Jose, located at 170 South Market Street, San Jose, California, and at any adjournments, postponements or continuations thereof. This Proxy Statement and the GOLD proxy card are first being furnished to Stockholders on or about August 1, 2008.


     At the Annual Meeting, the Participants (as hereinafter defined) will seek to elect to the Board of Directors of Yahoo (the "Board") - Lucian A. Bebchuk, Frank J. Biondi, Jr., John H. Chapple, Mark Cuban, Adam Dell, Carl C. Icahn, Keith A. Meister, Edward H. Meyer and Brian S. Posner (each a "Nominee", and collectively, the "Nominees"), each of whom has consented to being named as a Nominee in this Proxy Statement and to serve as a director of Yahoo, if elected.

     LUCIAN A. BEBCHUK, FRANK J. BIONDI, JR., JOHN H. CHAPPLE, MARK CUBAN, ADAM DELL, CARL C. ICAHN, KEITH A. MEISTER, EDWARD H. MEYER AND BRIAN S. POSNER URGE STOCKHOLDERS TO VOTE FOR EACH OF THEM AS DIRECTORS.

     The Nominees and each of the other Participants have no interest in Yahoo other than through the beneficial ownership (if any) of shares of Common Stock, par value $.001 per share, of Yahoo (the "Shares") or other securities (if any) of Yahoo as disclosed herein, and, in the case of Lucian A. Bebchuk, Frank J. Biondi, Jr., John H. Chapple, Mark Cuban, Adam Dell, Edward H. Meyer and Brian
S. Posner, pursuant to an agreement in which certain affiliates of Carl C. Icahn have agreed to pay each of them $25,000 and to indemnify each such Nominee with respect to certain costs incurred by each such Nominee in connection with the proxy contest relating to the Annual Meeting (the "Nominee Agreement").

     LUCIAN A. BEBCHUK, FRANK J. BIONDI, JR., JOHN H. CHAPPLE, MARK CUBAN, ADAM DELL, CARL C. ICAHN, KEITH A. MEISTER, EDWARD H. MEYER AND BRIAN S. POSNER ARE COMMITTED TO ACTING IN THE BEST INTEREST OF THE STOCKHOLDERS OF YAHOO AND IN ACCORDANCE WITH THEIR FIDUCIARY DUTIES. WE URGE YOU TO VOTE YOUR GOLD PROXY CARD FOR LUCIAN A. BEBCHUK, FRANK J. BIONDI, JR., JOHN H. CHAPPLE, MARK CUBAN, ADAM DELL, CARL C. ICAHN, KEITH A. MEISTER, EDWARD H. MEYER AND BRIAN S. POSNER.



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


IMPORTANT

     According to the Amended and Restated Bylaws of Yahoo, effective March 3, 2008 (the "Bylaws"), and applicable law, the election of the Nominees requires the affirmative vote of a plurality of the votes cast by the holders of Yahoo's Common Stock at a meeting at which a quorum is present in person or represented by proxy. As a result, your vote is extremely important. We urge you to mark, sign, date, and return the enclosed GOLD proxy card to vote FOR the election of each Nominee.

     WE URGE YOU NOT TO SIGN ANY PROXY CARD SENT TO YOU BY YAHOO. IF YOU HAVE ALREADY DONE SO, YOU MAY REVOKE YOUR PROXY BY DELIVERING A LATER-DATED GOLD PROXY CARD IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE, OR BY VOTING IN PERSON AT THE ANNUAL MEETING. SEE "VOTING PROCEDURES" AND "PROXY PROCEDURES" BELOW.

     If you have any questions or require any assistance in executing your proxy, please call:

                              D.F. King & Co., Inc.
                   Stockholders call toll-free: (800) 859-8509
                 Banks and Brokerage Firms call: (212) 269-5550


     Only holders of record of Yahoo's voting securities as of the close of business on June 3, 2008 (the "Record Date") are entitled to notice of, and to attend and to vote at, the Annual Meeting and any adjournments or postponements thereof. According to the proxy statement of Yahoo filed with the Securities and Exchange Commission ("Yahoo's Proxy Statement"), as of the Record Date, there were outstanding 1,381,008,701 shares of Common Stock. Stockholders of record at the close of business on the Record Date will be entitled to one vote at the Annual Meeting for each share of Common Stock of Yahoo held on the Record Date.

     As of the Record Date, the Participants and their affiliates beneficially owned an aggregate of 68,786,320 shares of Common Stock, representing approximately 4.9809% of the outstanding shares of Common Stock. The Participants and their affiliates intend to vote such shares FOR the election of the Nominees.


     VOTE FOR THE NOMINEES BY USING THE  ENCLOSED  GOLD PROXY TO VOTE TODAY - BY
TELEPHONE, BY INTERNET, OR BY MARKING, SIGNING, DATING AND RETURNING THE GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED TO YOU.

PARTICIPANTS IN SOLICITATION OF PROXIES


     In addition to the Nominees (who are Lucian A. Bebchuk, Frank J. Biondi, Jr., John H. Chapple, Mark Cuban, Adam Dell, Carl C. Icahn, Keith A. Meister, Edward H. Meyer and Brian S. Posner), the participants in the solicitation of proxies (the "Participants") from stockholders of Yahoo! Inc. ("Yahoo" or the "Corporation") include the following: Icahn Partners LP, a Delaware limited partnership ("Icahn Partners"), Icahn Partners Master Fund LP, a Cayman Islands exempted limited partnership ("Icahn Master"), Icahn Partners Master Fund II LP, a Cayman Islands exempted limited partnership ("Icahn Master II"), Icahn
Partners Master Fund III LP, a Cayman Islands exempted limited partnership ("Icahn Master III"), High River Limited Partnership, a Delaware limited partnership ("High River"), Barberry Corp., a Delaware corporation ("Barberry"), Hopper Investments LLC, a Delaware limited liability company ("Hopper"), Beckton Corp., a Delaware corporation ("Beckton"), Icahn Enterprises G.P. Inc., a Delaware corporation ("Icahn Enterprises GP"), Icahn Enterprises Holdings L.P., a Delaware limited partnership ("Icahn Enterprises Holdings"), IPH GP LLC, a Delaware limited liability company ("IPH"), Icahn Capital LP, a Delaware limited partnership ("Icahn Capital"), Icahn Onshore LP, a Delaware limited partnership ("Icahn Onshore"), Icahn Offshore LP, a Delaware limited partnership ("Icahn Offshore"), Mr. Vincent J. Intrieri, Mr. David Schechter and Mr. Mayu Sris.

     The address of Icahn Partners, High River, Barberry, Hopper, Icahn Enterprises GP, Icahn Enterprises Holdings, Beckton, IPH, Icahn Capital, Icahn Onshore and Icahn Offshore is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601. The address of Icahn Master, Icahn Master II and Icahn Master III is c/o Walkers SPV Limited, P.O. Box 908GT, 87 Mary Street, George Town, Grand Cayman, Cayman Islands. Mr. Icahn's, Mr. Meister's, Mr. Intrieri's, Mr. Schechter's and Mr. Sris's business address is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, NY 10153. Mr. Bebchuk's business address is 1545 Massachusetts Avenue, Cambridge, MA 02138, Mr. Biondi's business address is 110 N. Rockingham Avenue, Los Angeles, CA
90049, Mr. Chapple's business address is 2365 Carillon Point, Kirkland, WA 98033, Mr. Cuban's business address is 5424 Deloache Avenue, Dallas, Texas 75220, Mr. Dell's business address is 333 Hudson Street, Suite 905, New York, NY 10013, Mr. Meyer's business address is 767 Fifth Avenue, 18th Floor, New York, NY 10153, and Mr. Posner's business address is 238 Marshall Ridge Road, New Canaan, CT 06840.


     Icahn Partners, Icahn Master, Icahn Master II, Icahn Master III and High River (collectively, the "Icahn Parties") are entities controlled by Mr. Icahn. Messrs. Meister, Intrieri, Schechter and Sris are employees and/or officers and directors of the Icahn Parties and various other entities controlled by Mr. Icahn. Messrs. Meister, Intrieri, Schechter and Sris do not own beneficially any interest in securities of Yahoo, and will not receive any special compensation in connection with such solicitation. In connection with their employment by Mr. Icahn and his affiliated companies, Messrs. Meister, Intrieri and Schechter, among other employees, each has a participatory interest in the profits and fees derived by Mr. Icahn and/or his affiliated entities from Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III (collectively, the "Funds"). Because only a portion of such profit interests are distributed and because of their other investments in the Funds, each of Messrs. Meister, Intrieri and Schechter also has capital accounts in the Funds. Generally, in the aggregate, the profit interests and capital accounts of


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

Messrs. Meister, Intrieri and Schechter in the Funds entitle each of them, respectively, to less than 5% of the profits generated by the Funds.

     Each of Icahn Partners, Icahn Master, Icahn Master II, Icahn Master III and High River is principally engaged in the business of investing in securities. Each of Barberry and Hopper is principally engaged in the business of holding securities. Icahn Enterprises GP is principally engaged in the business of serving as the general partner of each of Icahn Enterprises Holdings and Icahn Enterprises L.P., formerly American Real Estate Partners, L.P. ("Icahn Enterprises"), a publicly-traded Delaware master limited partnership controlled by Mr. Icahn, which is engaged in a variety of businesses, including investment management, metals, real estate and home fashion. Icahn Enterprises Holdings, of which Icahn Enterprises is the sole limited partner, is principally engaged in the business of holding interests in various operating subsidiaries of Icahn Enterprises. Beckton is principally engaged in the business of holding the stock of Icahn Enterprises GP. IPH is principally engaged in the business of serving as the general partner of Icahn Capital. Icahn Capital is principally engaged in the business of serving as the general partner of each of Icahn Onshore and Icahn Offshore. Icahn Onshore is principally engaged in the business of serving as the general partner of Icahn Partners. Icahn Offshore is principally engaged in the business of serving as the general partner of each of Icahn Master, Icahn Master II and Icahn Master III.

     Annex A attached hereto sets forth, as to the Nominees and the other Participants, all transactions in securities of Yahoo effected during the past two years and their beneficial ownership of securities of Yahoo.

     With respect to each Participant (including the Nominees), except as set forth herein or in any of the Annexes attached hereto, (i) such Participant is not, nor was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of Yahoo, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; and (ii) neither such Participant nor any of such Participant's associates have any arrangement or understanding with any person with respect to (A) any future employment by Yahoo or its affiliates or (B) any future transactions to which Yahoo or any of its affiliates will or may be a party.


PROPOSAL 1 - ELECTION OF DIRECTORS


     On May 15, 2008 the Icahn Parties delivered a letter to Yahoo, notifying Yahoo that the Icahn Parties intend to nominate and seek to elect at the Annual Meeting ten individuals as members of the Board - Lucian A. Bebchuk, Frank J. Biondi, Jr., John H. Chapple, Mark Cuban, Adam Dell, Carl C. Icahn, Keith A. Meister, Edward H. Meyer, Brian S. Posner and Robert K. Shaye. On May 22, 2008, Yahoo announced that Edward Kozel, one of its directors, had resigned and that the size of the Board had been reduced from ten directors to nine directors. Therefore, the Icahn Parties notified Yahoo on June 6, 2008 that they were nominating and would seek to elect at the Annual Meeting only nine individuals as members of the Board, and that as a result Keith Meister withdrew from the Icahn Parties' slate. On June 9, 2008, the Icahn Parties were informed that Robert Shaye would need to withdraw from the Icahn Parties' slate due to a conflict with the provisions of a severance agreement that Mr. Shaye would be signing shortly with Time Warner Inc. Mr. Shaye has been advised by Time Warner that his service on the Board would be a breach of the severance agreement, which prohibits Mr. Shaye from competing with AOL, as well as other Time Warner subsidiaries, for a period of one year. Therefore, the Icahn Parties notified Yahoo on June 9, 2008 that Robert Shaye had withdrawn from the Icahn Parties' slate, and that as a result Keith Meister had been returned to the Icahn Parties' slate as a Nominee. The Nominees, if elected, would serve a one-year term and hold office until the 2009 annual meeting of Stockholders and until a successor has been duly elected and qualified. Background information about each of the Nominees is set forth below.

     Lucian A. Bebchuk, Frank J. Biondi, Jr., John H. Chapple, Mark Cuban, Adam Dell, Edward H. Meyer and Brian S. Posner are each party to an agreement substantially in the form attached hereto as Annex B, pursuant to which the Icahn Parties have agreed to pay certain fees to each such Nominee and to indemnify each such Nominee with respect to certain costs incurred by each such Nominee in connection with the proxy contest relating to the Annual Meeting (the "Nominee Agreement"). Except as disclosed in this Proxy Statement, including the Annexes attached hereto and as provided in the Nominee Agreement (which, among other things, provides for a payment to each of Lucian A. Bebchuk, Frank J. Biondi, Jr., John H. Chapple, Mark Cuban, Adam Dell, Edward H. Meyer and Brian
S. Posner of $25,000), none of the Nominees receive any compensation from any of the Participants or any of their affiliates in connection with this proxy solicitation. Lucian A. Bebchuk, Frank J. Biondi, Jr., John H. Chapple, Mark Cuban, Adam Dell, Edward H. Meyer and Brian S. Posner have an interest in the election of directors at the Annual Meeting pursuant to the Nominee Agreement relating to such Nominee. Mr. Meister has an interest in the election of directors at the Annual Meeting indirectly through his capital accounts and other investments in the Funds. Mr. Icahn has an interest in the election of directors at the Annual Meeting indirectly through the beneficial ownership of securities, as described in Annex A.


     The Nominees would be considered independent under NASDAQ Rule 4350(c) and Rule 4200(a)(15) and the independence standards applicable to Yahoo under paragraph (a)(1) of Item 407 of Regulation S-K under the Securities Exchange Act of 1934, as amended.

     Other than as disclosed in this Proxy Statement, including the Annexes attached hereto, (i) the Nominees are not, nor were they within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of Yahoo, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; and (ii) none of the Nominees nor any of their respective associates have any arrangement or understanding with any person with respect to (A) any future employment by Yahoo or its affiliates or (B) any future transactions to which Yahoo or any of its affiliates will or may be a party.

LUCIAN A. BEBCHUK

     Lucian Bebchuk, 52, is the William J. Friedman and Alicia Townsend Friedman Professor of Law, Economics, and Finance and Director of the Program on Corporate Governance at Harvard Law School. Bebchuk is also a Research Associate of the National

Bureau of Economic Research and Inaugural Fellow of the European Corporate Governance Network. Trained in both law and economics, Bebchuk holds an LL.M. and S.J.D. from Harvard Law School and an M.A. and Ph.D in Economics from the Harvard Economics Department. He joined the Harvard Law School faculty in 1986 as an assistant professor, becoming a full professor in 1988, and the Friedman Professor of Law, Economics and Finance in 1998. Bebchuk has written extensively on corporate governance, corporate control, and corporate transactions. He has published more than seventy research articles in academic journals in law, economics, and finance. Upon electing him to membership in 2000, the American Academy of Arts and Sciences cited him as "[o]ne of the nation's leading scholars of law and economics," who "has made major contribution to the study of corporate control, governance, and insolvency." He is the 2007-2008 President of the American Law and Economics Association, and a former chair of the Business Association Section of the American Association of Law Teachers. Bebchuk's recent writings include Pay without Performance: the Unfulfilled Promise of Executive Compensation (Harvard University Press, 2004, co-authored with Jesse Fried), "The Case for Increasing Shareholder Power" (Harvard Law Review, 2005), "The Costs of Entrenched Boards" (Journal of Financial Economics, 2005, co-authored with Alma Cohen), and "The Myth of the Shareholder Franchise" (Virginia Law Review, 2007). Bebchuk has been a frequent contributor to policy making and public discourse in the corporate governance area. He has appeared before the Senate Finance Committee, the House Committee of Financial Services, and the SEC. He has published many op-ed pieces, including in the Wall Street Journal, the New York Times, and the Financial Times. He was included in the list of "100 most influential people in finance" of Treasury & Risk Management and the list of "100 most influential players in corporate governance" of Directorship magazine.

FRANK J. BIONDI, JR.

     Since March 1999, Mr. Biondi, 63, has served as Senior Managing Director of WaterView Advisors LLC, an investment advisor organization. From April 1996 to November 1998, Mr. Biondi served as Chairman and Chief Executive Officer of Universal Studios, Inc. From July 1987 to January 1996, Mr. Biondi served as President and Chief Executive Officer of Viacom, Inc. Mr. Biondi is a director of Amgen Inc., Cablevision Systems Corp., Hasbro, Inc., The Bank of New York Mellon Corporation and Seagate Technology. Mr. Biondi is a graduate of Princeton University and earned a Masters of Business Administration from Harvard University.

JOHN H. CHAPPLE

     Since October 2006, John Chapple, 55, is President of Hawkeye Investments LLC, a privately-owned equity firm investing primarily in telecommunications and real estate ventures frequently working in conjunction with Rally Capital LLC. Prior to forming Hawkeye, John Chapple worked to organize Nextel Partners, a provider of digital wireless services in mid-size and smaller markets throughout the U.S. He became the President, Chief Executive Officer and Chairman of the Board of Nextel Partners and its subsidiaries in August of 1998. Nextel Partners went public in February 2000 and was traded on the NASDAQ Exchange. In June 2006, the company was purchased by Sprint Communications. From 1995 to 1997, Mr. Chapple was the President and Chief Operating Officer for Orca Bay Sports and Entertainment in Vancouver, B.C. During Mr. Chapple's tenure, Orca Bay owned and operated Vancouver's National

Basketball Association and National Hockey League sports franchises in addition to the General Motors Place sports arena and retail interests. From 1988 to 1995, he served as Executive Vice President of Operations for McCaw Cellular Communications and subsequently AT&T Wireless Services following the merger of those companies. From 1978 to 1983, he served on the senior management team of Rogers Cablesystems before moving to American Cablesystems as Senior Vice President of Operations from 1983 to 1988. Mr. Chapple, a graduate of Syracuse University and Harvard University's Advanced Management Program, has 26 years of experience in the cable television and wireless communications industries. Mr. Chapple is the past Chairman of Cellular One Group and CTIA-The Wireless Association, past Vice-Chairman of the Cellular Telecommunications Industry Association and has been on the Board of Governors of the NHL and NBA. Mr. Chapple serves on the Syracuse University Board of Trustees currently as Chairman and the Advisory Board for the Maxwell School of Syracuse University. He is also on the Board of Directors of Cbeyond, Inc., a publicly traded Atlanta-based integrated service telephony company; Seamobile Enterprises, a privately held company providing integrated wireless services at sea; Telesphere, a privately held VOIP (voice over internet protocol) company based in Phoenix, Arizona; and on the advisory boards of Diamond Castle Holdings, LLC, a private equity firm based in New York City and the Daniel J. Evans School of Public Affairs at University of Washington.

MARK CUBAN

     Since early 2000, Mr. Cuban, 49, has been the majority and controlling owner of the National Basketball Association franchise, the Dallas Mavericks. In 2001, Mr. Cuban co-founded HDNet, an all high-definition television network on DIRECTV that broadcasts high-definition sports, movies and other entertainment. Prior to his purchase of the Dallas Mavericks, Mr. Cuban co-founded Broadcast.com in 1995 and served as its Chairman of the Board until it was sold to Yahoo! in July of 1999. Before Broadcast.com, Mr. Cuban co-founded MicroSolutions, a national systems integrator, in 1983, which was later sold to CompuServe Corporation in 1990. Mr. Cuban is an active investor in cutting-edge technologies and various industries, including the entertainment industry.

Mr. Cuban owns 20% of a small website company, Icerocket.com LLC, that generates approximately $300,000 annually from Yahoo! Publishing Network.

ADAM DELL

     Since  January  2000,  Mr.  Dell,  38, has served as the  Managing  General
Partner  of  Impact  Venture  Partners,   a  venture  capital  firm  focused  on
information technology investments. He also serves as Managing Director at Steelpoint Capital Partners, a private equity firm with offices in New York and California. From October 1998 to January 2000, Mr. Dell was a Senior Associate and subsequently a Partner with Crosspoint Venture Partners in Northern California. From July 1997 to August 1998, he was a Senior Associate with Enterprise Partners in Southern California. From January 1996 to June 1997 Mr. Dell was associated with the law firm of Winstead Sechrest & Minick, in Austin, Texas, where he practiced corporate law. Mr. Dell's investments include: Buzzsaw (which was acquired by Autodesk), HotJobs (which was acquired by Yahoo!) and Connectify (which was acquired by Kana Software). Mr. Dell has been a director of XO Holdings, Inc., a telecommunications services provider, since February 2006, and of its predecessor from January 2003 to February 2006. In addition, Mr. Dell currently serves on the boards of directors of the Santa Fe Institute, MessageOne and OpenTable. He also teaches a course at the Columbia Business School on business, technology and innovation and is a contributing columnist to the technology publication, Business 2.0. Mr. Dell received a J.D. from University of Texas and a B.A. from Tulane University.

Mr. Dell has a partnership interest in Impact Venture Partners, which holds approximately 15% of the outstanding stock of OpenTable. OpenTable and Yahoo have an affiliate partnership which is not material to either company.

CARL C. ICAHN

     Mr. Icahn, 72, has served as chairman of the board and a director of Starfire Holding Corporation, a privately-held holding company, and chairman of the board and a director of various subsidiaries of Starfire, since 1984. Since August 2007, through his position as Chief Executive Officer of Icahn Capital LP, a wholly owned subsidiary of Icahn Enterprises L.P., and certain related entities, Mr. Icahn's principal occupation is managing private investment funds, including Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II L.P. and Icahn Partners Master Fund III L.P. Prior to August 2007, Mr. Icahn conducted this occupation through his entities CCI Onshore Corp. and CCI Offshore Corp since September 2004. Since November 1990, Mr. Icahn has been chairman of the board of Icahn Enterprises G.P. Inc., the general partner of Icahn Enterprises L.P. Icahn Enterprises L.P. is a diversified holding company engaged in a variety of businesses, including investment management, metals, real estate and home fashion. Mr. Icahn was chairman of the board and president of Icahn & Co., Inc., a registered broker-dealer and a member of the National Association of Securities Dealers, from 1968 to 2005. Mr. Icahn has served as chairman of the board and as a director of American Railcar Industries, Inc., a company that is primarily engaged in the business of manufacturing covered hopper and tank railcars, since 1994. From October 1998 through May 2004, Mr. Icahn was the president and a director of Stratosphere Corporation, the owner and operator of the Stratosphere Hotel and Casino in Las Vegas, which, until February 2008, was a subsidiary of Icahn Enterprises L.P. From September 2000 to February 2007, Mr. Icahn served as the chairman of the board of GB Holdings, Inc., which owned an interest in Atlantic Coast Holdings, Inc., the owner and operator of The Sands casino in Atlantic City until November 2006. Mr. Icahn has been chairman of the board and a director of XO Holdings, Inc., a telecommunications services provider, since February 2006, and of its predecessor from January 2003 to February 2006. Mr. Icahn has served as a Director of Cadus Corporation, a company engaged in the ownership and licensing of yeast-based drug discovery technologies since July 1993. In May 2005, Mr. Icahn became a director of Blockbuster Inc., a provider of in-home movie rental and game entertainment. In October 2005, Mr. Icahn became a director of WestPoint International, Inc., a manufacturer of bed and bath home fashion products. In September 2006, Mr. Icahn became a director of ImClone Systems Incorporated, a biopharmaceutical company, and since October 2006 has been the chairman of the board of ImClone. In August 2007, Mr. Icahn became a director of WCI Communities, Inc., a homebuilding company, and since September 2007 has been the chairman of the board of WCI. In December 2007, Mr. Icahn became a director of Federal-Mogul Corporation, a supplier of automotive products, and since January 2008 has been the chairman of the board of Federal-Mogul. In April 2008, Mr. Icahn became a director of Motricity, Inc., a privately-held company that provides mobile content services and solutions. Mr. Icahn received his B.A. from Princeton University.


KEITH A. MEISTER

     Since March 2006, Keith Meister, 35, has served as Principal Executive Officer and Vice Chairman of the Board of Icahn Enterprises G.P. Inc., the general partner of Icahn Enterprises L.P., a diversified holding company engaged in a variety of businesses, including investment management, metals, real estate and home fashion. Since November 2004, Mr. Meister has been a Managing Director of Icahn Capital LP, the entity through which Carl C. Icahn manages third party private investment funds. Since June 2002, Mr. Meister has served as senior investment analyst of High River Limited Partnership, an entity primarily engaged in the business of holding and investing in securities. Mr. Meister also serves on the boards of directors of the following companies: XO Holdings, Inc., a telecommunications company; WCI Communities, Inc., a homebuilding company; Federal-Mogul Corporation, a supplier of automotive products; and Motorola, Inc., a mobile communications company. With respect to each company mentioned above, Carl C. Icahn, directly or indirectly, either (i) controls such company or (ii) has an interest in such company through the ownership of securities. Mr. Meister received an A.B. in government, cum laude, from Harvard College in 1995.


EDWARD H. MEYER

     Mr. Meyer, 81, has served as Chairman, Chief Executive Officer and Chief Investment Officer of Ocean Road Advisors, Inc., an investment management company, since January 1, 2007. From 1970 to 2006, he served as Chairman, Chief Executive Officer and President of Grey Global Group, Inc., a multi-billion dollar global advertising and marketing agency. Mr. Meyer serves as a Director of Harman International Industries, Inc., Ethan Allen Interiors, Inc., National CineMedia, Inc. and NRDC Acquisition Corp. Mr. Meyer holds a B.A. in Economics from Cornell University.

BRIAN S. POSNER

     Brian S. Posner, 46, is a private investor. From 2005 through March 2008, he served as Chief Executive Officer and co-Chief Investment Officer of
ClearBridge Advisors LLC (and its predecessor company, CAM North America), an asset management company based in New York with approximately $90 billion in assets and a wholly owned subsidiary of Legg Mason Inc. Prior to ClearBridge Advisors, he was a co-Founder and the Managing Partner of Hygrove Partners LLC, a hedge fund company that was formed in 2000. Prior to ClearBridge Advisors and Hygrove Partners, he served as a Portfolio Manager and an Analyst, first at Fidelity Investments from 1987 to 1996 and then at Warburg Pincus Asset Management/Credit Suisse Asset Management from 1997 to 1999. At Warburg Pincus Asset Management/Credit Suisse Asset Management he was a Managing Director and served as the Senior Investment Manager of the Value Equity Group, co-Portfolio Manager of the Warburg Pincus Growth & Income Fund, and Portfolio Manager of the Warburg Pincus Institutional Value Fund and the Warburg Pincus Trust, Growth and Income Fund. Prior to the acquisition of Warburg Pincus Asset Management ("WPAM") by Credit Suisse Asset Management in July 1999, he was co-Chief
Investment Officer, Director of Research, Chairman of the Global Asset Allocation Committee, and a member of the Executive Operating Committee at WPAM. At Fidelity Investments, he was the Portfolio Manager of the Fidelity Equity Income II Fund from 1992 to 1996 and the Fidelity Value Fund from 1990 to 1992. He also managed the Select Life Insurance, Select Property Casualty Insurance and Select Energy Portfolios. From 1987 to 1990, he was an Oil, Insurance, and Financial Services Analyst. From August 2000 to April 2003 he served on the Board of Directors for Sotheby's Holdings, Inc. He currently a member of the Board of Trustees at Northwestern University and the Board of Visitors for the Weinberg College of Arts and Sciences at Northwestern University. Mr. Posner received his undergraduate degree in history from Northwestern University in 1983 and his M.B.A. in finance from the University of Chicago Graduate School of Business in 1987.


     IF THE NOMINEES ARE ELECTED, Mr. Icahn intends to ask the new board to consider taking one or more of the following actions, if and to the extent that such actions are consistent with the fiduciary duties owed by the board to all Yahoo shareholders:

     o    Eliminate the Change In Control Severance Plan;

     o Hire a talented and experienced CEO to replace Jerry Yang and return Jerry to his role as "Chief Yahoo";

     o Inform Microsoft that unless any "alternative transaction" can insure a $33 or higher stock price, all talks of alternative transactions are over; and

     o    Offer   publicly  to  sell  Yahoo  to  Microsoft  in  a  friendly  and cooperative transaction.

     WE STRONGLY URGE YOU TO VOTE FOR THE ELECTION OF LUCIAN A.  BEBCHUK,  FRANK
J. BIONDI, JR., JOHN H. CHAPPLE, MARK CUBAN, ADAM DELL, CARL C. ICAHN, KEITH A. MEISTER, EDWARD H. MEYER AND BRIAN S. POSNER BY MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE PAID ENVELOPE PROVIDED TO YOU WITH THIS PROXY STATEMENT OR BY USING THE GOLD PROXY CARD TO VOTE BY TELEPHONE OR INTERNET. IF YOU HAVE SIGNED THE GOLD PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL THE SHARES REPRESENTED BY THE GOLD PROXY CARD FOR THE ELECTION OF LUCIAN A. BEBCHUK, FRANK

J. BIONDI, JR., JOHN H. CHAPPLE, MARK CUBAN, ADAM DELL, CARL C. ICAHN, KEITH A. MEISTER, EDWARD H. MEYER AND BRIAN S. POSNER.


OTHER MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING

     According to Yahoo's Proxy Statement, Yahoo is soliciting proxies with respect to four proposals other than the election of directors. Please refer to Yahoo's Proxy Statement for a detailed discussion of these proposals, including various arguments in favor of and against such proposals. These proposals are outlined below. IF YOU HAVE SIGNED THE GOLD PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL OF THE SHARES REPRESENTED BY YOUR GOLD PROXY CARD (I) FOR PROPOSALS 2 AND 3 BELOW, AND (II) AGAINST PROPOSALS 4 AND 5 BELOW.

PROPOSAL 2 -  RATIFICATION  OF  APPOINTMENT  OF  INDEPENDENT  REGISTERED  PUBLIC
              ACCOUNTING FIRM

     At the Annual Meeting, the Stockholders will be asked to vote to ratify the selection of PricewaterhouseCoopers LLP as Yahoo's independent registered public accounting firm. Yahoo's Board of Directors recommended a vote for this proposal. The Participants intend to vote, and recommend that you vote, for this proposal.

PROPOSAL 3 - STOCKHOLDER PROPOSAL REGARDING PAY-FOR-SUPERIOR- PERFORMANCE


     At the Annual Meeting, the Stockholders will be asked to vote on a stockholder proposal regarding pay-for-superior-performance that was submitted by the United Brotherhood of Carpenters Pension Fund. This proposal requests that the Executive Compensation Committee of Yahoo's Board of Directors adopt a pay-for-superior-performance principle by establishing an executive compensation plan for senior executives (the "Plan") that does the following: (i) sets compensation targets for the Plan's annual and long-term incentive pay components at or below the peer group median; (ii) delivers a majority of the Plan's target long-term compensation through performance-vested, not simply time-vested, equity awards; (iii) provides the strategic rationale and relative weightings of the financial and non-financial performance metrics or criteria used in the annual and performance-vested long-term incentive components of the Plan; (iv) establishes performance targets for each Plan financial metric relative to the performance of Yahoo's peer companies; and (v) limits payment under the annual and performance-vested long-term incentive components of the Plan to when Yahoo's performance on its selected financial performance metrics exceeds peer group median performance. Yahoo's Board of Directors recommended a vote against this proposal. The Participants believe that linking executive compensation to superior corporate performance will promote the goal of enhancing long-term corporate value. Therefore, the Participants intend to vote, and recommend that you vote, for this proposal.


PROPOSAL 4 - STOCKHOLDER PROPOSAL REGARDING INTERNET CENSORSHIP


     At the Annual Meeting, the Stockholders will be asked to vote on a stockholder proposal regarding Internet censorship that was submitted by the City of New York Office of the Comptroller. This proposal requests that management institute policies to help protect freedom of access to the Internet which would include the following minimum standards: (i) data that can identify individual users should not be hosted in Internet restricting countries, where political speech can be treated as a crime by the legal system; (ii) Yahoo will not engage in pro-active censorship; (iii) Yahoo will use all legal means to resist government demands for censorship and will only comply with such demands if required to do so through legally binding procedures; (iv) users will be clearly informed when Yahoo has acceded to legally binding government requests to filter or otherwise censor content that the user is trying to access; (v) users should be informed about Yahoo's data retention practices, and the ways in which their data is shared with third parties; and (vi) Yahoo will document all cases where legally-binding censorship requests have been complied with, and that information will be publicly available. Yahoo's Board of Directors recommended a vote against this proposal. While the Participants share many of the proponent's concerns and objectives, the Participants also believe that certain of the suggested standards would give Yahoo insufficient flexibility in responding to applicable legal requirements. Therefore, the Participants intend to vote, and recommend that you vote, against this proposal.


PROPOSAL 5 - STOCKHOLDER PROPOSAL REGARDING BOARD COMMITTEE ON HUMAN RIGHTS


     At the Annual Meeting, the Stockholders will be asked to vote on a stockholder proposal regarding the establishment of a board committee on human rights that was submitted by Mr. John C. Harrington. This proposal requests that Yahoo's bylaws be amended to establish a Board Committee on Human Rights, which would be authorized to review the implications of Yahoo's policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide. Yahoo's Board of Directors recommended a vote against this proposal. While the Participants share the proponent's commitment to human rights, it appears from Yahoo's proxy statement that Yahoo already has in place policies that address these issues. Therefore, the Participants intend to vote, and recommend that you vote, against this proposal.


OTHER PROPOSALS

     The Participants and their affiliates know of no other business to be presented at the Annual Meeting. If any other matters should properly come before the Annual Meeting, it is intended that the persons named on the enclosed GOLD proxy card will vote that proxy on such other matters in accordance with their judgment.

VOTING PROCEDURES

     According to the Bylaws and applicable law, holders of shares of Yahoo's Common Stock, at the close of business on the Record Date are entitled to notice of, and to vote at, the Annual Meeting. Each share of Common Stock outstanding on the Record Date is entitled to one vote on each matter presented at the Annual Meeting.

     According to the Bylaws and applicable law, directors are elected by a plurality of the votes cast by the holders of Yahoo's Common Stock at a meeting at which a quorum is present. Plurality means that the individuals who receive the largest number of votes cast are elected as directors up to the maximum number of directors to be chosen at the meeting. Consequently, any shares not voted (whether by abstention, broker nonvote or otherwise) have no impact in the election of directors. A quorum is a majority of the Shares issued and outstanding and entitled to vote, present in person or represented by proxy at the Annual Meeting. The Shares represented by a proxy marked "withhold" or "abstain" will be considered present at the Annual Meeting for purposes of determining a quorum.

     As explained in the detailed instructions on your GOLD proxy card, there are four ways you may vote. You may:


     1. Sign, date and return the enclosed GOLD proxy card in the enclosed postage-paid envelope. We recommend that you vote on the GOLD proxy card even if you plan to attend the Annual Meeting;
     2. Vote via the Internet by following the voting instructions on the GOLD proxy card or the voting instructions provided by your broker, bank or other holder of record. If you submit your vote by Internet, you may incur costs associated with electronic access, such as usage charges from Internet access providers and telephone companies;
     3. Vote by telephone by following the voting instructions on the GOLD proxy card or the instructions provided by your broker, bank or other holder of record; or
     4. Vote in person by attending the Annual Meeting. Written ballots will be distributed to Stockholders who wish to vote in person at the Annual Meeting. If you hold your Shares through a bank, broker or other custodian, you must obtain a legal proxy from such custodian in order to vote in person at the meeting.

     To submit a proxy with voting instructions by telephone please call the toll-free telephone number listed on the GOLD proxy card. Proxies may also be submitted over the Internet. Please refer to the GOLD proxy card for the website information. In each case Stockholders will be required to provide the unique control number which has been printed on each Stockholder's GOLD proxy card. In addition to the instructions that appear on the GOLD proxy card, step-by-step instructions will be provided by a recorded telephone message for those Stockholders submitting proxies by telephone, or at the designated website for those Stockholders submitting proxies over the Internet. Stockholders submitting their proxies with voting instructions by telephone or over the Internet will receive confirmation on the telephone that their vote by telephone was successfully submitted, and may provide an email address for confirmation that their vote by Internet was successfully submitted.


     Whether or not you are able to attend the Annual Meeting, you are urged to vote the enclosed GOLD proxy and return it in the enclosed self-addressed, prepaid envelope. All valid proxies received prior to the meeting will be voted. If you specify a choice with respect to any item by marking the appropriate box on the proxy, the Shares will be voted in accordance with that specification. IF NO SPECIFICATION IS MADE, THE SHARES WILL BE VOTED (I) FOR LUCIAN A. BEBCHUK FOR DIRECTOR; (II) FOR FRANK J. BIONDI, JR. FOR DIRECTOR; (III) FOR JOHN H. CHAPPLE FOR DIRECTOR; (IV) FOR MARK CUBAN FOR DIRECTOR; (V) FOR ADAM DELL FOR DIRECTOR;
(VI) FOR CARL C. ICAHN FOR  DIRECTOR;  (VII) FOR KEITH A. MEISTER FOR  DIRECTOR;
(VIII) FOR EDWARD H. MEYER FOR DIRECTOR;  (IX) FOR BRIAN S. POSNER FOR DIRECTOR;
(X) FOR THE RATIFICATION OF APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM; (XI) FOR THE STOCKHOLDER PROPOSAL REGARDING PAY-FOR-SUPERIOR-PERFORMANCE; (XII) AGAINST THE STOCKHOLDER PROPOSAL REGARDING INTERNET CENSORSHIP; (XIII) AGAINST THE STOCKHOLDER PROPOSAL REGARDING THE BOARD COMMITTEE ON HUMAN RIGHTS; AND (XIV) IN THE PROXY HOLDERS' DISCRETION AS TO OTHER MATTERS THAT MAY PROPERLY

COME BEFORE THE ANNUAL MEETING.

     If you have any questions or require any assistance in executing your proxy, please call:

                              D.F. King & Co., Inc.
                   Stockholders call toll-free: (800) 859-8509
                 Banks and Brokerage Firms call: (212) 269-5550

PROXY PROCEDURES

     IN ORDER FOR YOUR VIEWS TO BE REPRESENTED AT THE ANNUAL MEETING, PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED GOLD PROXY CARD IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE OR USE THE GOLD PROXY CARD TO VOTE BY TELEPHONE OR INTERNET.

     The accompanying GOLD proxy card will be voted at the Annual Meeting in accordance with your instructions on such card.

     Only holders of record as of the close of business on the Record Date will be entitled to vote. If you were a Stockholder of record on the Record Date, you will retain your voting rights at the Annual Meeting even if you sell such shares after the Record Date. Accordingly, it is important that you vote the shares held by you on the Record Date, or grant a proxy to vote such shares on the GOLD proxy card, even if you sell such shares after the Record Date.

     IF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION ON THE RECORD DATE, ONLY IT CAN VOTE SUCH SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO EXECUTE ON YOUR BEHALF THE GOLD PROXY CARD AS SOON AS POSSIBLE.

REVOCATION OF PROXIES

     Any Stockholders of record may revoke or change his or her proxy instructions at any time prior to the vote at the Annual Meeting by:

     o submitting a properly executed, subsequently dated GOLD proxy card that will revoke all prior proxy cards, including any White proxy cards which you may have submitted to Yahoo;

     o instructing the Icahn Parties by telephone or via the Internet as to how you would like your shares voted (instructions are on your GOLD proxy card);

     o attending the Annual Meeting and withdrawing his or her proxy by voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy); or

     o delivering written notice of revocation either to the Icahn Parties c/o D.F. King & Co., Inc., 48 Wall Street, New York, NY 10005, or the Corporate Secretary of Yahoo.

     Although a revocation is effective if delivered to Yahoo, the Icahn Parties request that either the original or a copy of any revocation be mailed to the Icahn Parties c/o D.F. King & Co., Inc., 48 Wall Street, New York, NY 10005, so that the Icahn Parties will be aware of all revocations.

     IF YOU PREVIOUSLY SIGNED AND RETURNED A WHITE PROXY CARD TO YAHOO, WE URGE YOU TO REVOKE IT BY (1) MARKING, SIGNING, DATING AND RETURNING THE GOLD PROXY CARD, (2) INSTRUCTING US BY TELEPHONE OR VIA THE INTERNET AS TO HOW YOU WOULD LIKE YOUR SHARES VOTED WITH RESPECT TO THE GOLD PROXY CARD, (3) ATTENDING THE ANNUAL MEETING AND VOTING IN PERSON OR (4) DELIVERING A WRITTEN NOTICE OF REVOCATION TO THE ICAHN PARTIES OR TO THE CORPORATE SECRETARY OF YAHOO.


COST AND METHOD OF SOLICITATION

     Solicitation of proxies shall be made by Messrs. Icahn, Meister, Intrieri, Schechter and Sris.


     The Icahn Parties have retained D.F. King & Co., Inc. ("D.F. King") to conduct the solicitation, for which D.F. King is to receive a fee not to exceed $625,000, plus reimbursement for its reasonable out-of-pocket expenses. The Icahn Parties have agreed to indemnify D.F. King against certain liabilities and expenses, including certain liabilities under the federal securities laws. Insofar as indemnification for liabilities arising under the federal securities laws may be permitted to D.F. King pursuant to the foregoing provisions, we have been informed, that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is therefore unenforceable. Proxies may be solicited by mail, courier services, Internet, advertising, telephone or telecopier or in person. It is anticipated that D.F. King will employ approximately 60 persons to solicit proxies from Yahoo Stockholders for the Annual Meeting. The total expenditures in furtherance of, or in connection with, the solicitation of proxies is approximately $250,000 to date, and is estimated to be approximately $2,250,000 in total.


     The Icahn Parties intend to seek reimbursement for the costs and expenses associated with the proxy solicitation in the event that any of the Nominees are elected to the Board of Directors of Yahoo, but do not intend to submit the issue of reimbursement to a vote of security holders.

ADDITIONAL INFORMATION

     Certain information regarding the securities of Yahoo held by Yahoo's directors, management and 5% Stockholders is contained in Yahoo's Proxy Statement. Information concerning the date by which proposals of security holders intended to be presented at the next annual meeting of Stockholders of Yahoo must be received by Yahoo for inclusion in Yahoo's Proxy Statement and form of proxy for that meeting is also contained in Yahoo's Proxy Statement. This information is expected to be contained in Yahoo's public filings. The Participants take no responsibility for the accuracy or completeness of such information contained in Yahoo's public filings.


Date: JUNE __, 2008


                                             CARL C. ICAHN
                                             LUCIAN A. BEBCHUK
                                             FRANK J. BIONDI, JR.
                                             JOHN H. CHAPPLE
                                             MARK CUBAN
                                             ADAM DELL
                                             KEITH A. MEISTER
                                             EDWARD H. MEYER
                                             BRIAN S. POSNER
                                             ICAHN PARTNERS LP
                                             ICAHN PARTNERS MASTER FUND LP
                                             ICAHN PARTNERS MASTER FUND II LP
                                             ICAHN PARTNERS MASTER FUND III LP
                                             HIGH RIVER LIMITED PARTNERSHIP
                                             HOPPER INVESTMENTS LLC
                                             BARBERRY CORP.
                                             ICAHN ONSHORE LP
                                             ICAHN OFFSHORE LP
                                             ICAHN CAPITAL L.P.
                                             IPH GP LLC
                                             ICAHN ENTERPRISES HOLDINGS L.P.
                                             ICAHN ENTERPRISES G.P. INC.
                                             BECKTON CORP.
                                             VINCENT J. INTRIERI
                                             DAVID SCHECHTER
                                             MAYU SRIS

                                                                         ANNEX A

                   BENEFICIAL OWNERSHIP OF SECURITIES OF YAHOO


BENEFICIAL OWNERSHIP OF SECURITIES OF YAHOO AS OF THE CLOSE OF BUSINESS ON JUNE 25, 2008:

(1) TITLE OF          (2) NAME OF           (3) BENEFICIAL        (4) PERCENT OF
    CLASS (1)             BENEFICIAL            OWNERSHIP (3)         CLASS (4)
                          OWNER(2)
--------------------------------------------------------------------------------
Common Stock,             High River            13,757,264            0.9962%
par value $0.001
per share
--------------------------------------------------------------------------------
Common Stock,             Icahn Partners        20,751,624            1.5026%
par value $0.001
per share
--------------------------------------------------------------------------------
Common Stock,             Icahn Master          23,698,519            1.7160%
par value $0.001
per share
--------------------------------------------------------------------------------
Common Stock,             Icahn Master II        7,664,729            0.5550%
par value $0.001
per share
--------------------------------------------------------------------------------
Common Stock,             Icahn Master III       2,914,184            0.2110%
par value $0.001
per share
--------------------------------------------------------------------------------
                          TOTAL                 68,786,320            4.9809%


_________________________
(1) Please note that the Icahn Parties also purchased certain American style call options on Shares as described on Attachment 1 to this Annex A and sold certain European style put options on Shares as described on Attachment 2 to this Annex A. All such call options were exercised on May 28, 2008 and May 29, 2008. All such put options terminated on May 28, 2008 and May 29, 2008. An American style call option is a stock option contract that gives the purchaser of the option the right to purchase from the seller of the option a specified security at a set strike price at any time before the expiration of the option contract. A European style put option is a stock option contract that gives the purchaser of the option the right to sell to the seller of the option a specified security at a set strike price only on the expiration date of the option contract. The American style call options purchased by the Icahn Parties provided for physical settlement (unless an Icahn Party opted for cash settlement). The European style put options sold by the Icahn Parties provided for cash settlement only.


(2) Please note that each Record Holder listed in this table is, as of the close of business on June 25, 2008, the direct beneficial owner of the Shares set forth under the heading "(3) Beneficial Ownership" and that indirect beneficial ownership of Shares is described below in the text of this Annex A under the heading "Beneficial Ownership."


(3) Please note that the number of Shares listed in this column includes Shares that may be acquired upon exercise of American call options, as further described in this Annex A.


(4) Please note that percentages of ownership set forth in this column are approximate and were calculated based on the 1,381,008,701 Shares stated to be outstanding as of June 3, 2008 by Yahoo in its Definitive Proxy Statement, filed with the SEC on June 9, 2008.

                              BENEFICIAL OWNERSHIP

     Barberry Corp., a Delaware corporation ("Barberry"), is the sole member of Hopper Investments LLC, a Delaware limited liability company ("Hopper"), which is the general partner of High River. Beckton Corp., a Delaware corporation ("Beckton") is the sole stockholder of Icahn Enterprises G.P. Inc., a Delaware corporation ("Icahn Enterprises GP"), which is the general partner of Icahn Enterprises Holdings L.P. ("Icahn Enterprises Holdings"). Icahn Enterprises Holdings is the sole member of IPH GP LLC, a Delaware limited liability company ("IPH"), which is the general partner of Icahn Capital LP, a Delaware limited partnership ("Icahn Capital"). Icahn Capital is the general partner of each of Icahn Onshore LP, a Delaware limited partnership ("Icahn Onshore") and Icahn Offshore LP, a Delaware limited partnership ("Icahn Offshore"). Icahn Onshore is the general partner of Icahn Partners. Icahn Offshore is the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. Each of Barberry and Beckton is 100 percent owned by Carl C. Icahn. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of High River, Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III (collectively, the "Icahn Parties").


     The Icahn Parties and Carl C. Icahn beneficially own, in the aggregate, 68,786,320 Shares, representing approximately 4.9809% of Yahoo's outstanding Shares (based upon the 1,381,008,701 Shares stated to be outstanding as of June 3, 2008 by Yahoo in its Definitive Proxy Statement, filed with the SEC on June 9, 2008).

     High River has sole voting power and sole dispositive power with regard to 13,757,264 Shares. Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 20,751,624 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 23,698,519 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to 7,664,729 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to 2,914,184 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.


     Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River, indirectly beneficially own the Shares which High River directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners, indirectly beneficially own the Shares which Icahn Partners directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master, Icahn Master II and Icahn Master III, indirectly beneficially own the Shares which Icahn Master, Icahn Master II and Icahn Master III directly beneficially own.

Frank J. Biondi, Jr.
--------------------
Mr. Biondi does not own any Shares. However, on December 12, 2007, Mr. Biondi purchased 25 Shares, which were transferred as a gift on the same day to a person not associated with Mr. Biondi.

Mark Cuban
----------
Mr. Cuban does not own any Shares but conducted the following transactions within the last two years:

SHARES
-------------------------------------------------------
          Purchase                       Sale
-------------------------------------------------------
Date             Shares       Date          Shares
-------------------------------------------------------
10/26/06         102,193    06/19/07          102,193
-------------------------------------------------------
10/26/06         54,907     06/06/07           54,907
-------------------------------------------------------
10/26/06         42,900     02/06/07           42,900
-------------------------------------------------------
12/21/06        100,000     06/19/07          100,000
-------------------------------------------------------

CALL OPTIONS
-------------------------------------------------------
          Purchase                       Sale
-------------------------------------------------------
Date             Contracts         Date     Contracts
-------------------------------------------------------
01/18/07         2,571           02/14/07       2,571
-------------------------------------------------------

PUT OPTIONS
-------------------------------------------------------
          Purchase                       Sale
-------------------------------------------------------
Date             Contracts         Date     Contracts
-------------------------------------------------------
04/18/07         2,000           05/04/07       2,000
-------------------------------------------------------

                             TWO YEAR SUMMARY TABLE

The following table indicates the date of each purchase of Shares, as well as the exercise of call options, by the Icahn Parties within the past two years, and the number of shares in each such purchase or call option exercise. The Icahn Parties have not sold any Shares within the past two years.



NAME                                DATE                  SHARES PURCHASED AND
                                                          CALL OPTIONS EXERCISED
--------------------------------------------------------------------------------
     HIGH RIVER
--------------------------------------------------------------------------------
High River                        May 5, 2008                       200,000
--------------------------------------------------------------------------------
High River                        May 5, 2008                     1,290,000
--------------------------------------------------------------------------------
High River                        May 9, 2008                       200,000
--------------------------------------------------------------------------------
High River                        May 9, 2008                       400,000
--------------------------------------------------------------------------------
High River                       May 14, 2008                           180
--------------------------------------------------------------------------------
High River                       May 28, 2008                      * 41,267
--------------------------------------------------------------------------------
High River                       May 29, 2008                   * 9,669,357
--------------------------------------------------------------------------------
High River                      June 13, 2008                       691,060
--------------------------------------------------------------------------------
High River                      June 16, 2008                     1,055,400
--------------------------------------------------------------------------------
High River                      June 17, 2008                       210,000
--------------------------------------------------------------------------------
     ICAHN PARTNERS
--------------------------------------------------------------------------------
Icahn Partners                    May 5, 2008                       302,217
--------------------------------------------------------------------------------
Icahn Partners                    May 5, 2008                     1,949,302
--------------------------------------------------------------------------------
Icahn Partners                    May 9, 2008                       302,196
--------------------------------------------------------------------------------
Icahn Partners                   May 14, 2008                           353
--------------------------------------------------------------------------------
Icahn Partners                   May 28, 2008                      * 30,000
--------------------------------------------------------------------------------
Icahn Partners                   May 29, 2008                  * 15,247,969
--------------------------------------------------------------------------------
Icahn Partners                  June 13, 2008                     1,010,843
--------------------------------------------------------------------------------
Icahn Partners                  June 16, 2008                     1,591,977
--------------------------------------------------------------------------------
Icahn Partners                  June 17, 2008                       316,767
--------------------------------------------------------------------------------
     ICAHN MASTER
--------------------------------------------------------------------------------
Icahn Master                      May 5, 2008                       344,067
--------------------------------------------------------------------------------
Icahn Master                      May 5, 2008                     2,219,235
--------------------------------------------------------------------------------
Icahn Master                     May 14, 2008                           310
--------------------------------------------------------------------------------
Icahn Master                     May 28, 2008                      * 20,000
--------------------------------------------------------------------------------
Icahn Master                     May 29, 2008                  * 17,717,742
--------------------------------------------------------------------------------
Icahn Master                    June 13, 2008                     1,217,363
--------------------------------------------------------------------------------
Icahn Master                    June 16, 2008                     1,818,052
--------------------------------------------------------------------------------
Icahn Master                    June 17, 2008                       361,750
--------------------------------------------------------------------------------
     ICAHN MASTER II
--------------------------------------------------------------------------------
Icahn Master II                   May 5, 2008                       111,389
--------------------------------------------------------------------------------
Icahn Master II                   May 5, 2008                       718,462
--------------------------------------------------------------------------------
Icahn Master II                   May 9, 2008                       111,380
--------------------------------------------------------------------------------

NAME                                DATE                  SHARES PURCHASED AND
                                                          CALL OPTIONS EXERCISED
--------------------------------------------------------------------------------
     ICAHN MASTER II
--------------------------------------------------------------------------------
Icahn Master II                   May 9, 2008                       222,756
--------------------------------------------------------------------------------
Icahn Master II                   May 9, 2008                       802,469
--------------------------------------------------------------------------------
Icahn Master II                  May 13, 2008                       377,095
--------------------------------------------------------------------------------
Icahn Master II                  May 14, 2008                            20
--------------------------------------------------------------------------------
Icahn Master II                  May 28, 2008                     * 240,000
--------------------------------------------------------------------------------
Icahn Master II                  May 29, 2008                   * 3,988,853
--------------------------------------------------------------------------------
Icahn Master II                 June 13, 2008                       387,300
--------------------------------------------------------------------------------
Icahn Master II                 June 16, 2008                       588,005
--------------------------------------------------------------------------------
Icahn Master II                 June 17, 2008                       117,000
--------------------------------------------------------------------------------
     ICAHN MASTER III
--------------------------------------------------------------------------------
Icahn Master III                  May 5, 2008                        42,327
--------------------------------------------------------------------------------
Icahn Master III                  May 5, 2008                       273,001
--------------------------------------------------------------------------------
Icahn Master III                  May 9, 2008                        42,324
--------------------------------------------------------------------------------
Icahn Master III                  May 9, 2008                        84,644
--------------------------------------------------------------------------------
Icahn Master III                 May 14, 2008                            37
--------------------------------------------------------------------------------
Icahn Master III                 May 28, 2008                       * 8,733
--------------------------------------------------------------------------------
Icahn Master III                 May 29, 2008                   * 2,046,335
--------------------------------------------------------------------------------
Icahn Master III                June 13, 2008                       148,734
--------------------------------------------------------------------------------
Icahn Master III                June 16, 2008                       223,566
--------------------------------------------------------------------------------
Icahn Master III                June 17, 2008                        44,483
--------------------------------------------------------------------------------


* These amounts consist of Shares obtained by the respective Icahn Party as a result of an exercise by such party of call options written by Merrill Lynch International, which had a strike price of $19.50 and an expiration date of November 5, 2010 (which options were purchased by the Icahn Parties as described on Attachment 1 to this Annex A), and the dates set forth in the table above with respect to such Shares are the dates on which such options were exercised.


Part of the purchase price of Shares purchased by the Icahn Parties was obtained through margin borrowing. Shares purchased by the Icahn Parties are maintained in margin accounts that include positions in securities in addition to the Shares. The indebtedness of these margin accounts as of June 25, 2008 was approximately: $1,250,117,378 for High River; $330,565,819 for Icahn Partners; $382,295,856 for Icahn Master; $95,387,169 for Icahn Master II; and $43,821,330
for Icahn Master III.

                                                         ATTACHMENT 1 TO ANNEX A

The following table indicates the date of each purchase by the Icahn Parties within the past two years of American call options, which were written by Merrill Lynch International and had a strike price of $19.50 per share and an expiration date of November 5, 2010, and provided for physical settlement (unless an Icahn Party opted for cash settlement). These options were purchased for average premium of $5.81 for each Share subject to such options. On May 28, 2008 and May 29, 2008, the Icahn Parties exercised all of the call options described in the chart below and thereby acquired the Shares covered by such options.


NAME                                DATE                  NUMBER OF SHARES
                                                          SUBJECT TO OPTION
--------------------------------------------------------------------------------
     HIGH RIVER
--------------------------------------------------------------------------------
High River                        May 5, 2008                   310,000
--------------------------------------------------------------------------------
High River                        May 5, 2008                 1,200,000
--------------------------------------------------------------------------------
High River                        May 6, 2008                 3,158,884
--------------------------------------------------------------------------------
High River                        May 7, 2008                 1,700,000
--------------------------------------------------------------------------------
High River                        May 8, 2008                 1,211,580
--------------------------------------------------------------------------------
High River                        May 8, 2008                    12,449
--------------------------------------------------------------------------------
High River                        May 9, 2008                 1,440,699
--------------------------------------------------------------------------------
High River                       May 13, 2008                   677,012
--------------------------------------------------------------------------------
     ICAHN PARTNERS
--------------------------------------------------------------------------------
Icahn Partners                    May 5, 2008                   468,437
--------------------------------------------------------------------------------
Icahn Partners                    May 5, 2008                 1,813,304
--------------------------------------------------------------------------------
Icahn Partners                    May 6, 2008                 4,773,348
--------------------------------------------------------------------------------
Icahn Partners                    May 7, 2008                 2,568,847
--------------------------------------------------------------------------------
Icahn Partners                    May 8, 2008                 1,830,803
--------------------------------------------------------------------------------
Icahn Partners                    May 8, 2008                    18,811
--------------------------------------------------------------------------------
Icahn Partners                    May 9, 2008                   604,449
--------------------------------------------------------------------------------
Icahn Partners                    May 9, 2008                 2,176,983
--------------------------------------------------------------------------------
Icahn Partners                   May 13, 2008                 1,022,987
--------------------------------------------------------------------------------
     ICAHN MASTER
--------------------------------------------------------------------------------
Icahn Master                      May 5, 2008                 2,064,403
--------------------------------------------------------------------------------
Icahn Master                      May 5, 2008                   533,305
--------------------------------------------------------------------------------
Icahn Master                      May 6, 2008                 5,434,345
--------------------------------------------------------------------------------
Icahn Master                      May 7, 2008                 2,924,571
--------------------------------------------------------------------------------
Icahn Master                      May 8, 2008                 2,084,325
--------------------------------------------------------------------------------
Icahn Master                      May 8, 2008                    21,417
--------------------------------------------------------------------------------
Icahn Master                      May 9, 2008                   344,100
--------------------------------------------------------------------------------
Icahn Master                      May 9, 2008                   688,151
--------------------------------------------------------------------------------
Icahn Master                      May 9, 2008                 2,478,442
--------------------------------------------------------------------------------
Icahn Master                     May 13, 2008                 1,164,683
--------------------------------------------------------------------------------
     ICAHN MASTER II
--------------------------------------------------------------------------------
Icahn Master II                   May 5, 2008                   172,653
--------------------------------------------------------------------------------
Icahn Master II                   May 5, 2008                   668,337
--------------------------------------------------------------------------------

NAME                                DATE                  SHARES PURCHASED AND
                                                          CALL OPTIONS EXERCISED
--------------------------------------------------------------------------------
     ICAHN MASTER II
--------------------------------------------------------------------------------
Icahn Master II                   May 6, 2008                 1,759,331
--------------------------------------------------------------------------------
Icahn Master II                   May 7, 2008                   946,811
--------------------------------------------------------------------------------
Icahn Master II                   May 8, 2008                   674,786
--------------------------------------------------------------------------------
Icahn Master II                   May 8, 2008                     6,935
--------------------------------------------------------------------------------
     ICAHN MASTER III
--------------------------------------------------------------------------------
Icahn Master III                  May 5, 2008                    65,605
--------------------------------------------------------------------------------
Icahn Master III                  May 5, 2008                   253,956
--------------------------------------------------------------------------------
Icahn Master III                  May 6, 2008                   668,514
--------------------------------------------------------------------------------
Icahn Master III                  May 7, 2008                   359,771
--------------------------------------------------------------------------------
Icahn Master III                  May 8, 2008                   256,406
--------------------------------------------------------------------------------
Icahn Master III                  May 8, 2008                     2,634
--------------------------------------------------------------------------------
Icahn Master III                  May 9, 2008                   304,900
--------------------------------------------------------------------------------
Icahn Master III                 May 13, 2008                   143,282
--------------------------------------------------------------------------------

                                                         ATTACHMENT 2 TO ANNEX A

The following table indicates the date of each sale by the Icahn Parties within the past two years of European put options, which were written by Merrill Lynch International and had a strike price of $19.50 per share and an expiration date of November 5, 2010, and provided for cash settlement only. The Icahn Parties received a premium of $0.01 for each Share referenced by such put options. All of the put options described below terminated on May 28, 2008 and May 29, 2008.

NAME                                DATE                  NUMBER OF SHARES
                                                          SUBJECT TO OPTION
--------------------------------------------------------------------------------
     HIGH RIVER
--------------------------------------------------------------------------------
High River                        May 5, 2008                   310,000
--------------------------------------------------------------------------------
High River                        May 5, 2008                 1,200,000
--------------------------------------------------------------------------------
High River                        May 6, 2008                 3,158,884
--------------------------------------------------------------------------------
High River                        May 7, 2008                 1,700,000
--------------------------------------------------------------------------------
High River                        May 8, 2008                 1,211,580
--------------------------------------------------------------------------------
High River                        May 8, 2008                    12,449
--------------------------------------------------------------------------------
High River                        May 9, 2008                 1,440,699
--------------------------------------------------------------------------------
High River                       May 13, 2008                   677,012
--------------------------------------------------------------------------------
     ICAHN PARTNERS
--------------------------------------------------------------------------------
Icahn Partners                    May 5, 2008                   468,437
--------------------------------------------------------------------------------
Icahn Partners                    May 5, 2008                 1,813,304
--------------------------------------------------------------------------------
Icahn Partners                    May 6, 2008                 4,773,348
--------------------------------------------------------------------------------
Icahn Partners                    May 7, 2008                 2,568,847
--------------------------------------------------------------------------------
Icahn Partners                    May 8, 2008                 1,830,803
--------------------------------------------------------------------------------
Icahn Partners                    May 8, 2008                    18,811
--------------------------------------------------------------------------------
Icahn Partners                    May 9, 2008                   604,449
--------------------------------------------------------------------------------
Icahn Partners                    May 9, 2008                 2,176,983
--------------------------------------------------------------------------------
Icahn Partners                   May 13, 2008                 1,022,987
--------------------------------------------------------------------------------
     ICAHN MASTER
--------------------------------------------------------------------------------
Icahn Master                      May 5, 2008                 2,064,403
--------------------------------------------------------------------------------
Icahn Master                      May 5, 2008                   533,305
--------------------------------------------------------------------------------
Icahn Master                      May 6, 2008                 5,434,345
--------------------------------------------------------------------------------
Icahn Master                      May 7, 2008                 2,924,571
--------------------------------------------------------------------------------
Icahn Master                      May 8, 2008                 2,084,325
--------------------------------------------------------------------------------
Icahn Master                      May 8, 2008                    21,417
--------------------------------------------------------------------------------
Icahn Master                      May 9, 2008                   344,100
--------------------------------------------------------------------------------
Icahn Master                      May 9, 2008                   688,151
--------------------------------------------------------------------------------
Icahn Master                      May 9, 2008                 2,478,442
--------------------------------------------------------------------------------
Icahn Master                     May 13, 2008                 1,164,683
--------------------------------------------------------------------------------
     ICAHN MASTER II
--------------------------------------------------------------------------------
Icahn Master II                   May 5, 2008                   172,653
--------------------------------------------------------------------------------
Icahn Master II                   May 5, 2008                   668,337
--------------------------------------------------------------------------------

NAME                                DATE                  SHARES PURCHASED AND
                                                          CALL OPTIONS EXERCISED
--------------------------------------------------------------------------------
     ICAHN MASTER II
--------------------------------------------------------------------------------
Icahn Master II                   May 6, 2008                 1,759,331
--------------------------------------------------------------------------------
Icahn Master II                   May 7, 2008                   946,811
--------------------------------------------------------------------------------
Icahn Master II                   May 8, 2008                   674,786
--------------------------------------------------------------------------------
Icahn Master II                   May 8, 2008                     6,935
--------------------------------------------------------------------------------
     ICAHN MASTER III
--------------------------------------------------------------------------------
Icahn Master III                  May 5, 2008                    65,605
--------------------------------------------------------------------------------
Icahn Master III                  May 5, 2008                   253,956
--------------------------------------------------------------------------------
Icahn Master III                  May 6, 2008                   668,514
--------------------------------------------------------------------------------
Icahn Master III                  May 7, 2008                   359,771
--------------------------------------------------------------------------------
Icahn Master III                  May 8, 2008                   256,406
--------------------------------------------------------------------------------
Icahn Master III                  May 8, 2008                     2,634
--------------------------------------------------------------------------------
Icahn Master III                  May 9, 2008                   304,900
--------------------------------------------------------------------------------
Icahn Master III                 May 13, 2008                   143,282
--------------------------------------------------------------------------------

                                                                         ANNEX B

                            FORM OF NOMINEE AGREEMENT

                                ICAHN PARTNERS LP
                          ICAHN PARTNERS MASTER FUND LP
                       ICAHN PARTNERS MASTER FUND II L.P.
                       ICAHN PARTNERS MASTER FUND III L.P.
                         HIGH RIVER LIMITED PARTNERSHIP

                                  May __, 2008


To: ____________

Dear Mr._______:


     This will confirm our understanding as follows:

     You agree that you are willing, should we so elect, to become a member of a slate of nominees (the "Slate") to stand for election as directors of Yahoo! Inc. ("YAHOO") in connection with a proxy contest with management of YAHOO in respect of the election of directors of YAHOO at the 2008 Annual Meeting of Stockholders of YAHOO (the "Annual Meeting") or a special meeting of stockholders of YAHOO called for a similar purpose (the "Proxy Contest").

     Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II L.P., Icahn Partners Master Fund III L.P. and High River Limited Partnership (collectively, the "Icahn Entities"), agree to pay the costs of the Proxy Contest.

     In addition, upon our filing of a preliminary proxy statement with the Securities and Exchange Commission (the "SEC"), which indicates that the Icahn Entities intend to nominate you for election at the Annual Meeting, you will be paid $25,000 by the Icahn Entities.

     You understand that it may be difficult, if not impossible, to replace nominees who, such as yourself, have agreed to serve on the Slate and later change their minds and determine not to seek election. Accordingly, the Slate is relying upon your agreement to seek election. In that connection, you are being supplied with a questionnaire in which you will provide the Icahn Entities with information necessary for the Icahn Entities to make appropriate disclosure both to YAHOO and for use in creating the proxy material to be sent to stockholders of YAHOO and to be filed with the SEC. You have agreed that (i) you will immediately complete and sign the questionnaire and return it to Jesse A. Lynn, Assistant General Counsel, Icahn Enterprises L.P., 767 Fifth Avenue, Suite 4700, New York, NY 10153, Tel: (212) 702-4331, Fax: (212) 688-1158, Email:
jlynn@sfire.com  and

(ii) your responses to the questions contained therein will be true and correct in all respects. In addition, you have agreed that, concurrently with your execution of this letter, you will execute the instrument attached hereto as Annex I, directed to YAHOO, informing YAHOO that you consent to being nominated by the Icahn Entities for election as a director of YAHOO and, if elected, consent to serving as a director of YAHOO. Upon being notified that we have chosen you, we may forward that consent and your completed questionnaire (or summaries thereof) to YAHOO.

     You understand and acknowledge that the Icahn Entities and their affiliates will be required to make various filings with the SEC in connection with the Proxy Contest and may also be required to respond to comment letters and other SEC correspondence relating thereto. In connection therewith, you hereby agree and authorize the Icahn Entities and their legal representatives to make the following representation to the SEC on your behalf, substantially in the form of the following statement: "[Your Name] acknowledges that (i) [he/she] is responsible for the adequacy and accuracy of the disclosure in [the applicable filing], (ii) SEC Staff comments or changes to disclosure in response to SEC Staff comments do not foreclose the SEC from taking any action with respect to the filing, and (iii) [he/she] may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States."

     The Icahn Entities hereby agree that, so long as you actually serve on the Slate, the Icahn Entities will defend, indemnify and hold you harmless from and against any and all losses, damages, penalties, judgments, awards, liabilities, costs, expenses and disbursements (including, without limitation, reasonable attorneys' fees, costs, expenses and disbursements) incurred by you in the event that (i) you become a party, or are threatened to be made a party, to any civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal thereof relating solely to your role as a nominee for director of YAHOO on the Slate (a "Proceeding") or (ii) you are called to testify or give a deposition in any Proceeding (whether or not you are a party or are threatened to be made a party to such Proceeding), including, in each case, the advancement to you of all reasonable attorneys' costs and expenses incurred by you in connection with any Proceeding. Your right of indemnification hereunder shall continue (i) in the event that the Icahn Entities determine to withdraw the Slate or remove you from the Slate and (ii) after the election has taken place but only for events which occur prior to such election and subsequent to the date hereof. Anything to the contrary herein notwithstanding, the Icahn Entities are not indemnifying you for any action taken by you or on your behalf which occurs prior to the date hereof or subsequent to the Annual Meeting or such earlier time as you are no longer a nominee of the Slate for election to YAHOO's Board of Directors or for any actions taken by you as a director of YAHOO, if you are elected. Nothing herein shall be construed to provide you an indemnity:
(i) in the event you are found to have engaged in a violation of any provision of state or federal law in connection with the Proxy Contest unless you demonstrate that your action was taken in good faith and in a manner you reasonably believed to be in or not opposed to the best interests of electing the Slate; or (ii) if you acted in a manner which constitutes gross negligence or willful misconduct. In the event that you shall make any claim for indemnification hereunder, you shall promptly notify the Icahn Entities in the event of any third-party claims actually made against you or known by you to be threatened. In addition, with respect to any such claim, the Icahn Entities shall be entitled to control your defense with counsel chosen by the Icahn Entities. The Icahn Entities shall not be responsible for any settlement of any claim against you covered by this indemnity without its prior written consent. However, the Icahn Entities may not enter into any settlement of any such claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

     Each of us recognizes that should you be elected to the Board of Directors of YAHOO all of your activities and decisions as a director will be governed by applicable law and subject to your fiduciary duty to the stockholders of YAHOO and, as a result, that there is, and can be, no agreement between you and the Icahn Entities which governs the decisions which you will make as a director of YAHOO.

                                [Signature Page]

     Should the foregoing agree with your understanding, please so indicate in the space provided below, whereupon this letter will become a binding agreement between us.

                                Very truly yours,

                                ICAHN PARTNERS LP

                                By: _________________________
                                    Name: Edward E. Mattner
                                    Title: Authorized Signatory

                                ICAHN PARTNERS MASTER FUND LP

                                By: __________________________
                                    Name: Edward E. Mattner
                                    Title: Authorized Signatory

                                ICAHN PARTNERS MASTER FUND II L.P.

                                By: __________________________
                                    Name: Edward E. Mattner
                                    Title: Authorized Signatory

                                ICAHN PARTNERS MASTER FUND III L.P.

                                By: __________________________
                                    Name: Edward E. Mattner
                                    Title: Authorized Signatory

                                HIGH RIVER LIMITED PARTNERSHIP
                                By: Hopper Investments, LLC, its general partner
                                By: Barberry Corp., its sole member

                                By: __________________________
                                    Name: Edward E. Mattner
                                    Title: Authorized Signatory

Agreed to and Accepted as
of the date first above written:

--------------------------
Name:

                 [Signature Page to Nominee Agreement re YAHOO]

                                                                         ANNEX I

                               CONSENT OF NOMINEE

     The undersigned hereby consents to being named as a nominee for election as a director of Yahoo! Inc. (the "Company") in the proxy statement to be filed with the Securities and Exchange Commission and distributed to stockholders of the Company by Icahn Partners LP ("Icahn Partners"), Icahn Partners Master Fund LP ("Icahn Master"), Icahn Partners Master Fund II L.P. ("Icahn Master II"), Icahn Partners Master Fund III L.P. ("Icahn Master III") and High River Limited Partnership ("High River" and together with Icahn Partners, Icahn Master, Icahn Master II, Icahn Master III, and other affiliates, the "Participants"), and in other materials in connection with the solicitation of proxies by the Participants from stockholders of the Company to be voted at the 2008 annual meeting of stockholders of the Company and any adjournment thereof, and further consents to serve as a director of the Company, if elected.

Dated: May ___, 2008


                                                        ------------------------
                                                        Name:

IMPORTANT


     1. If your shares are held in your own name, please mark, date and mail the enclosed GOLD proxy card to our Proxy Solicitor, D.F. King & Co., Inc., in the postage-paid envelope provided.

     2. If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can vote such shares and only upon receipt of your specific instructions. Accordingly, you should contact the person responsible for your account and give instructions for a GOLD proxy card to be signed representing your shares.

     3. If you have already submitted a white proxy card to Yahoo for the Annual Meeting, you may change your vote to a vote FOR the election of the Nominees by marking, signing, dating and returning the enclosed GOLD proxy card for the Annual Meeting, which must be dated after any proxy you may have submitted to Yahoo. You may also submit your later-dated proxy by using the enclosed GOLD proxy card to vote by telephone or by Internet. ONLY YOUR LATEST DATED PROXY FOR THE ANNUAL MEETING WILL COUNT AT THE ANNUAL MEETING.

     If you have any questions or require any assistance in executing your proxy, please call:

                              D.F. King & Co., Inc.
                   Stockholders call toll-free: (888) 605-1957
                 Banks and Brokerage Firms call: (212) 269-5550

PROXY CARD                                                    [PRELIMINARY COPY]

YAHOO! INC.
2008 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED BY
ICAHN PARTNERS LP
ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II LP
ICAHN PARTNERS MASTER FUND III LP AND
HIGH RIVER LIMITED PARTNERSHIP

The undersigned hereby appoints and constitutes each of Carl C. Icahn, Keith A. Meister, Vincent J. Intrieri, David Schechter and Mayu Sris (acting alone or together) as proxies, with full power of substitution in each, to represent the undersigned at the Annual Meeting of Stockholders of Yahoo! Inc. ("Yahoo") to be held on August 1, 2008 at 10:00 a.m. local time, and at any adjournment or postponement or continuations thereof (the "Annual Meeting"), hereby revoking any proxies previously given, to vote all shares of Common Stock of Yahoo held or owned by the undersigned as directed below, and in their discretion upon such other matters as may come before the meeting (provided, however, that the persons named above will be permitted to use such discretionary authority only for matters which they do not know, a reasonable time before the solicitation, are to be presented at the meeting).


IF NO DIRECTION IS MADE, THE PERSONS NAMED IN THIS GOLD PROXY CARD WILL VOTE YOUR SHARES: FOR LUCIAN A. BEBCHUK, FRANK J. BIONDI, JR., JOHN H. CHAPPLE, MARK CUBAN, ADAM DELL, CARL C. ICAHN, KEITH A. MEISTER, EDWARD H. MEYER AND BRIAN S. POSNER FOR DIRECTOR; FOR PROPOSALS 2 AND 3; AND AGAINST PROPOSALS 4 AND 5.


                      SIGN, DATE AND MAIL YOUR PROXY TODAY

                (CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE.)

ICAHN PARTNERS, ICAHN MASTER, ICAHN MASTER II, ICAHN MASTER III AND HIGH RIVER EACH RECOMMEND A VOTE "FOR" THE ELECTION OF THE NOMINEES LISTED IN PROPOSAL 1 BELOW, "FOR" PROPOSALS 2 AND 3, AND "AGAINST PROPOSALS 4 AND 5. [PRELIMINARY COPY]

[X]  PLEASE MARK VOTES AS IN THIS EXAMPLE.

     STOCKHOLDERS ARE URGED TO DATE, MARK, SIGN, AND RETURN THIS PROXY.

     YOUR VOTE IS VERY IMPORTANT TO US.


1.   Election of directors -- Nominees:       [ ]          [ ]           [ ]
     (01) Lucian A. Bebchuk                   FOR ALL      WITHHELD      FOR ALL
     (02) Frank J. Biondi, Jr.                NOMINEES     FROM ALL      EXCEPT
     (03) John H. Chapple                                  NOMINEES
     (04) Mark Cuban
     (05) Adam Dell
     (06) Carl C. Icahn
     (07) Keith A, Meister
     (08) Edward H. Meyer
     (09) Brian S. Posner


      NOTE: IF YOU DO NOT WISH YOUR SHARES VOTED "FOR" A PARTICULAR NOMINEE, MARK THE "FOR ALL EXCEPT" BOX AND WRITE THE NAME(S) OF THE NOMINEE(S) YOU DO NOT SUPPORT ON THE LINE BELOW. YOUR SHARES WILL BE VOTED FOR THE REMAINING NOMINEE(S).

--------------------------------------------------------------------------------


2.  Ratification of appointment of            [ ]          [ ]           [ ]
    Independent Registered Public Accounting  FOR          AGAINST       ABSTAIN
    Firm.


3.  Stockholder proposal regarding pay-for-   [ ]          [ ]           [ ]
    Superior-performance.                     FOR          AGAINST       ABSTAIN


4.  Stockholder proposal regarding Internet   [ ]          [ ]           [ ]
    Censorship.                               FOR          AGAINST       ABSTAIN


5.  Stockholder proposal regarding board      [ ]          [ ]           [ ]
    committee on human rights.                FOR          AGAINST       ABSTAIN


    MARK HERE IF YOU PLAN TO ATTEND THE MEETING            [ ]

    MARK HERE IF AN ADDRESS CHANGE HAS BEEN                [ ]
    NOTED ON THE REVERSE SIDE OF THIS CARD

    Please be sure to sign and date this Proxy.


    -------------------------------------------------------   ------------------
    SIGNATURE(S) OF STOCKHOLDER(S)                            DATE


    ----------------------------------------------------------------------------
    TITLE, IF ANY


    SIGNATURE (IF HELD JOINTLY):  ______________________________________________